PMU News Release #04-15 TSX, AMEX Symbol PMU October 13, 2004

REVERSE CIRCULATION DRILL RESULTS RECEIVED FOR LA CALERA GOLD PROJECT

Complete drill results have been received for the Phase 2 reverse circulation drill program undertaken over the past several months at Pacific Rim Mining Corp.’s La Calera gold project in El Salvador. A Phase 1 core drilling program completed in 2003 suggested the presence of a potentially bulk-mineable gold target at La Calera, and a ground magnetic geophysical survey conducted earlier in 2004 identified numerous targets for follow-up drilling. The Phase 2 reverse circulation drill program was designed to test these geophysical targets for their bulk-mineable gold potential.

The results of the Phase 2 reverse circulation program are generally lower grade and less continuous than hoped, and do not, in the Company’s opinion, warrant further work expenditures at this time. As a result, Pacific Rim has elected to terminate its option on the La Calera gold project.

La Calera Phase 2 Reverse Circulation Drill Results

Hole No.	Zone Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	Gold (g/t)	Silver (g/t)
PLC04-035	Rosa North Extension	296800 / 518976	240°/-50°	No Significant Intercepts
PLC04-036	Rosa North Extension	296674 / 519043	240°/-50°	291.0	292.5	1.50	0.66	0.90
PLC04-037	Rosa North Extension	296888 / 518926	240°/-50°	No Significant Intercepts
PLC04-038	Rosa North Extension	296962 / 518866	240°/-50°	No Significant Intercepts
PLC04-039	Rosa North Extension	297060 / 518798	240°/-50°	No Significant Intercepts
PLC04-040	Rosa South	294907 / 519665	240°/-50°	88.50	90.0	1.50	0.62	0.10
PLC04-041	Rosa South	294808 / 519694	090°/-50°	No Significant Intercepts
PLC04-042	Rosa South	294761 / 519643	240°/-50°	No Significant Intercepts
PLC04-043A	Calichal S.	294975 / 519409	270°/-50°	79.50 102.0	84.0 103.5	4.50 1.50	0.98 1.24	0.47 0.70
PLC04-043B	Calichal S.	294976 / 519404	270°/-50°	204.0 204.0 210.0 213.0	216.0 208.5 211.5 216.0	12.0 4.50 1.50 3.0	0.69 1.11 0.69 0.62	2.16 3.50 1.90 1.95
PLC04-044	Rosa South	294979 /519402	060°/-50°	No Significant Intercepts
PLC04-045	Calichal S.	294841 / 519324	250°/-50°	No Significant Intercepts
PLC04-046	SW New Area	294639 / 518920	110°/-50°	No Significant Intercepts
PLC04-047	SW New Area	295040 / 519125	120°/-50°	No Significant Intercepts
PLC04-048	SW New Area	295040 / 519125	270°/-50°	195.0 195.0 207.0	210.0 198.0 210.0	15.0 3.0 3.0	1.01 0.90 2.95	0.72 0.85 1.45

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Hole No.	Zone Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	Gold (g/t)	Silver (g/t)
				240.0 246.0 252.0 283.5	241.5 247.5 253.5 286.5	1.50 1.50 1.50 3.0	0.82 0.89 0.75 0.79	0.40 0.50 0.90 0.60
PLC04-049	W of El Calichal	296006 / 518851	275°/-60°	240.0 246.0	241.5 247.5	1.50 1.50	0.62 0.62	0.70 0.40
PLC04-050	Calichal North	296006 / 518851	060°/-50°	No Significant Intercepts
PLC04-051	W of El Calichal	295892 / 518785	280°/-50°	229.5 229.5 258.0 259.5	235.5 234.0 264.0 261.0	6.0 4.50 6.0 1.50	0.79 0.96 3.40 13.19	0.50 0.47 5.15 18.6
PLC04-052	W of El Calichal	296256 / 518871	280°/-50°	238.5	240.0	1.50	0.69	0.30
PLC04-053	W of El Calichal	295770 / 518745	290°/-50°	No Significant Intercepts
PLC04-054	W of El Calichal	295770 / 518745	110°/-50°	87.0 90.0 93.0 187.5 249.0	88.50 91.50 94.50 190.0 252.0	1.50 1.50 1.50 1.50 3.0	0.70 0.62 0.72 0.68 3.0	1.20 1.50 0.90 0.60 0.55
PLC04-055	W of El Calichal	295520 / 518780	270°/-50°	No Significant Intercepts
PLC04-056	SW New Area	295704 / 519100	270°/-50°	No Significant Intercepts
PLC04-057	SW New Area	294693 / 519051	000°/-90°	No Significant Intercepts
PLC04-058	W of El Calichal	295410 / 519035	270°/-50°	36.0 84.0 112.5 169.5 229.5 247.5	37.5 85.50 157.5 171.0 234.0 252.0	1.50 1.50 45.0 1.50 4.50 4.50	0.66 0.88 1.24 0.72 0.94 0.62	0.60 1.2 2.17 0.80 0.93 2.50
PLC04-059	Calichal S.	295190 / 519233	090°/-50°	81.0 87.0 87.0 91.50 111.0 111.0 115.5 123.0	82.50 94.50 90.0 94.50 127.50 112.50 118.50 127.50	1.50 7.50 3.0 3.0 16.50 1.50 3.0 4.50	1.30 0.80 1.08 0.88 0.84 1.61 1.70 1.09	1.0 0.72 1.25 0.45 0.75 2.90 0.85 0.70
PLC04-060	Calichal S.	295190 / 519233	270°/-50°	24.0	25.50	1.50	0.62	2.10
PLC04-061	Caballito E	296005 / 520040	240°/-50°	No Significant Intercepts
PLC04-062	Caballito E	295612 / 519890	240°/-50°	No Significant Intercepts
PLC04-063	Caballito E	295700 / 519728	060°/-50°	No Significant Intercepts
PLC04-064	Caballito E	295700 / 519728	240°/-50°	No Significant Intercepts
PLC04-065	Calichal S.	295213 / 518970	275°/-50°	120.0	124.50	4.50	0.79	1.07
PLC04-066	Calichal S.	295213 / 518970	070°/-50°	57.0 96.0 108.0	64.50 99.0 111.0	7.50 3.00 3.00	1.04 0.64 0.74	4.62 0.75 0.30
Results based on a cutoff grade of 0.62 g/t gold

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

NI 43-101 Disclosure

Pacific Rim’s exploration work on the La Calera project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the La Calera project are presented in a technical report entitled “Review of the La Calera Project, El Salvador”, prepared for Pacific Rim Mining Corp. by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, and dated August 22, 2003.

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; the availability and amount of funds to conduct exploration programs; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com